EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months Ended July 31,
	2014	2013
Income before income taxes	$72,056	$65,232
Fixed charges	21,149	14,838
Capitalized interest	(112)	(242)
Total earnings	$93,093	$79,828
Interest expense (including capitalized interest)	$9,821	$5,597
Amortized premiums and expenses	1,262	1,651
Estimated interest within rent expense	10,066	7,590
Total fixed charges	$21,149	$14,838
Ratio of earnings to fixed charges	4.40	5.38